

January 18, 2012

<u>Via Email</u>
Pedro Richards
Chief Executive Officer
Grupo Financiero Galicia S.A.
Perón 456, 2° Piso
C1038AAJ Buenos Aires
Argentina

>   **Re: Grupo Financiero Galicia S.A.**
>   **Form 20-F for Fiscal Year Ended**
>   **December 31, 2010**
>   **Filed June 29, 2011**
>   **File No. 0-30852**

Dear Mr. Richards:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2010</u>

<u>Financial Statements</u>

<u>Note 12 – Allowances and Provisions, page F-25</u>

1. We note the extensive disclosure regarding Banco Galicia's legal proceedings on pages 169-170. We also note your footnote disclosures on your litigation matters on page F-25. Please revise your footnote disclosures in future filings to include the nature of the contingencies for which it is at least reasonably possible that a material loss has been incurred, in accordance with ASC 450.

2. As a related matter, we note the legal proceedings involving Compania Financiera Argentina and two consumer groups, on page 170. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Note 35 – Summary of Significant Differences between Argentine Central Bank Rules and United States Accounting Principles, page F-60

Income Taxes, page F-60

3. We note your disclosure on page F-63 stating a valuation allowance was provided as of December 31, 2009. However, we note the table on the top of page F-62, which itemizes your various deferred tax assets, and there does not appear to be a valuation allowance recorded. Please clarify the reason for this apparent inconsistency.

4. As a related matter if you no longer believe you need a valuation allowance against your deferred tax assets as of December 31, 2009 and you believe you can reverse the 2008 valuation allowance balance, please provide us with both the negative and positive evidence you used to support your conclusion.

Intangible assets, page F-63

5. We note your disclosures on negative goodwill. On pages F-66 and F-67 you provide tables showing the condensed income statements which you state are in accordance with "Argentine Banking GAAP." However, the amounts in the "Fiscal year ended 12/31/10" column do not reconcile with the amounts in the Consolidated Statements of Income as of December 31, 2010 as presented on pages F-6 and F-7. It appears you have a typographical error as the tables on pages F-66 and F-67 should be in accordance with U.S. GAAP. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3474 if you have any questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant